Exhibit 99.1

Medicure announces shares for debt settlements

WINNIPEG, Jan. 27, 2015 /CNW/ - Medicure Inc. (the "Company") (TSXV:MPH, OTC:MCUJF.US) announces today that the Company, subject to all necessary regulatory approvals, has entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares at a deemed price of $1.44 per common share to satisfy $155,816.64 of outstanding amounts owing to these individuals.  These settlements do not include Dr. Albert Friesen, Chair and Chief Executive Officer of the Company.  The shares will be subject to resale restrictions for a period of four months from the date of issuance under applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 16:16e 27-JAN-15